CANALASKA URANIUM LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 APRIL 2008 and 2007

JAMES STAFFORD

James Stafford, Inc.*

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

* Incorporated professional, James Stafford, Inc.

Independent Auditors’ Report

To the Shareholders of

CanAlaska Uranium Ltd.

We have audited the consolidated balance sheet of CanAlaska Uranium Ltd. (the “Company”) (an exploration stage company) as at 30 April 2008 and the related consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for the year then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 April 2008 and the results of its operations, its cash flows, and its changes in shareholders’ equity for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at 30 April 2007 and 2006 were audited by predecessor auditors who expressed opinions without reservation on those statements in each of their reports dated 15 August 2007 and 11 July 2006 (except for note 5(k) which is on 21 July 2006) respectively.

     /s/ James Stafford

Vancouver, British Columbia, Canada

             Chartered Accountants

28 July 2008

CanAlaska Uranium Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets
As at 30 April
Canadian Funds

ASSETS	2008	2007
Current
Cash and cash equivalents	$7,151,603	$10,076,042
Accounts and advances receivable	2,151,496	2,779,134
Available-for-sale securities (Note 4)	882,268	611,124
Prepaid expenses and deposits	191,822	364,317
	10,377,189	13,830,617
Reclamation Bonds	710,751	678,031
Mineral Property Costs – Schedule 1 (Note 5)	31,032,425	18,369,808
Property, Plant, and Equipment (Note 6)	886,855	328,982
	$43,007,220	$33,207,438

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,596,421	$1,326,060
Due to related parties (Note 8(ii))	22,510	7,500
	2,618,931	1,333,560
Future Income Tax Liability (Note 9c)	1,376,406	946,017
	3,995,337	2,279,577
Commitments (Note 10)
Subsequent Events (Note 14)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited common shares without par value
Issued and fully paid:
125,869,814 (2007 - 107,697,758) shares outstanding	54,079,214	48,864,211
Contributed Surplus - Statement 2	8,586,055	3,152,962
Other Comprehensive Income	165,812	-
Deficit - Statement 2	(23,819,198)	(21,089,312)
	39,011,883	30,927,861
	$43,007,220	$33,207,438

ON BEHALF OF THE BOARD:

     “Peter Dasler”                               , Director

      “Jean Luc Roy”                           , Director

- See Accompanying Notes -

CanAlaska Uranium Ltd						Statement 2
(An Exploration Stage Company)
Consolidated Statement of Changes in Shareholders’ Equity
Canadian Funds

				Other
	Common	Share	Contributed	Comprehensive	Accumulated	Total
	Shares	Capital	Surplus	Income	Deficit
Balance - 30 April 2005	43,102,099	$25,083,831	$822,459	$-	$(18,932,394)	$6,973,896
Issuance of shares for:
- Private placements	28,998,665	11,991,235	-	-	-	11,991,235
- Properties	160,000	62,500	-	-	-	62,500
- Exercise of warrants	3,982,425	1,259,641	-	-	-	1,259,641
- Exercise of options	884,049	256,867	-	-	-	256,867
Share issuance costs	-	(782,284)	125,721	-	-	(656,563)
Stock based compensation costs	-	-	420,014	-	-	420,014
Transferred on exercise of options	-	124,705	(124,705)	-		-
Future income tax on FT shares	-	(1,435,610)	-	-	-	(1,435,610)
Loss for the year	-	-	-	-	(328,159)	(328,159)
Balance - 30 April 2006	77,127,238	36,560,885	1,243,489	-	(19,260,553)	18,543,821
Issuance of shares for:
- Private placements	18,414,775	9,090,605	1,351,044	-	-	10,441,649
- Properties	210,000	149,300	-	-	-	149,300
- Finders’ fees	250,555	120,399	-	-	-	120,399
- Exercise of warrants	10,485,714	4,793,814	-	-	-	4,793,814
- Exercise of options	1,209,476	435,552	-	-	-	435,552
Share issuance costs	-	(509,741)	60,030	-	-	(449,711)
Stock-based compensation costs	-	-	841,299	-	-	841,299
Transferred on exercise of options	-	215,135	(215,135)	-	-	-
Transferred on exercise of warrants	-	127,765	(127,765)	-	-	-
Future income tax on FT shares (Note 9c)	-	(2,119,503)	-	-	-	(2,119,503)
Loss for the year	-	-	-	-	(1,828,759)	(1,828,759)
Balance - 30 April 2007	107,697,758	48,864,211	3,152,962	-	(21,089,312)	30,927,861
Issuance of shares for:
- Private placements (Note 7a)	16,401,956	7,000,000	-	-	-	7,000,000
- Value assigned to warrants (Note 7e)	-	(765,581)	765,581	-	-	-
- Properties (Note 7a)	10,000	4,000	-	-	-	4,000
- Exercise of warrants (Note 7c)	890,000	106,800	-	-	-	106,800
- Exercise of options (Note 7c)	870,100	167,800	-	-	-	167,800
Subscription received (Note 7f)	-	102,000	-	-	-	102,000
Share issuance costs	-	(237,526)	19,048	-	-	(218,478)
Stock-based compensation costs (Note 7d)	-	-	1,562,451	-	-	1,562,451
Transferred on exercise of options	-	108,700	(108,700)	-	-	-
Transition adjustment to opening balance (Note 2a)	-	-	-	526,147	-	526,147
Unrealized loss on available-for-sale securities (Note 4)	-	-	-	(360,335)	-	(360,335)
Future income tax on FT shares (Note 9c)	-	(1,271,190)	-	-	-	(1,271,190)
Transfer of mineral property (Note 5a)	-	-	3,194,713	-	-	3,194,713
Loss for the year	-	-	-	-	(2,729,886)	(2,729,886)
Balance - 30 April 2008	125,869,814	$54,079,214	$8,586,055	$165,812	$(23,819,198)	$39,011,883

- See Accompanying Notes -

CanAlaska Uranium Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss and Comprehensive loss
Canadian Funds

	Years Ended 30 April
	2008	2007	2006
General and Administrative Expenses
Consulting fees	$378,757	$299,751	$271,863
Consulting fees – Stock compensation (Note 7d)	182,887	205,857	259,230
Management fees	171,021	110,704	108,351
Director fees	45,645	18,000	18,000
Director fees – Stock compensation (Note 7d)	768,607	284,548	78,223
Accounting and audit	114,242	101,611	77,681
Insurance, licenses and filing	211,541	175,704	119,178
Rent	170,841	48,188	40,015
Shareholder relations	342,837	278,581	307,343
Shareholder relations – Stock compensation (Note 7d)	72,345	67,608	58,713
Wages, commissions and benefits	503,317	70,743	81,604
Wages – Stock compensation (Note 7d)	71,174	39,301	23,848
Office and miscellaneous	158,833	91,581	70,635
Travel, food and lodging	211,762	146,750	157,311
Amortization	188,197	75,260	36,242
Bank charges and interest	21,337	11,279	34,354
Legal fees	261,359	29,379	21,582
	(3,874,702)	(2,054,845)	(1,764,173)
Other Income (Expense)
Mineral property costs written off	(960,746)	(1,939,894)	(179,399)
Write-down of available-for-sale securities	-	(10,338)	-
Foreign exchange, net	28,191	(92,956)	(55,086)
Loss on sale of property, plant and equipment	-	-	(1,800)
Interest income	280,280	222,549	86,332
Recovery of administration cost	670,413	464,268	89,212
Gain on sale of available-for-sale securities	149,146	40,312	51,145
Other Income	-	34,150	-
Option payments received in excess of exploration cost incurred	136,731	334,509	10,000
	304,015	(947,400)	404

Loss Before Income Taxes	(3,570,687)	(3,002,245)	(1,763,769)
Future income tax recovery (Notes 7b and 9c)	840,801	1,173,486	1,435,610
Loss for the Year	$(2,729,886)	$(1,828,759)	$(328,159)

Other Comprehensive Loss
Unrealized loss on available-for-sale securities	(360,335)	-	-
Comprehensive Loss for the year	$(3,090,221)	$(1,828,759)	$(328,159)

Loss per Share - Basic and Diluted	$(0.02)	$(0.02)	$(0.01)

Comprehensive Loss per Share - Basic and Diluted	$(0.03)	$(0.02)	$(0.01)

Weighted Average Number of Shares Outstanding	117,043,232	86,919,917	55,633,446

- See Accompanying Notes -

CanAlaska Uranium Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	Years Ended 30 April
Cash Resources Provided By (Used In)	2008	2007	2006
Operating Activities
Loss for the year	$(2,729,886)	$(1,828,759)	$(328,159)
Items not affecting cash
Gain on sale of available-for-sale securities (Note 4)	(149,146)	(40,312)	(51,145)
Write-down of available-for-sale securities	-	10,338	-
Mineral property costs written off and option shares received	960,746	1,939,894	179,399
Amortization	188,197	75,260	36,242
Loss on sale of property, plant and equipment	-	-	1,800
Stock-based compensation expense (Note 7d)	1,095,013	597,314	420,014
Option Payments in excess of costs	(136,731)	(334,511)	-
Future income tax recovery (Note 7b and 9c)	(840,801)	(1,173,486)	(1,435,610)
	(1,612,608)	(754,262)	(1,177,459)
Changes in non-cash working capital	(523,879)	(2,495,934)	(624,626)
	(2,136,487)	(3,250,196)	(1,802,085)
Investing Activities
Purchase of reclamation bonds	(32,720)	(561,229)	(22,473)
Proceeds from sale of available-for-sale securities	197,599	57,508	84,370
Mineral property expenditures	(14,353,205)	(13,776,723)	(7,399,726)
Recovery of mineral property expenditures	6,638,322	5,565,349	54,315
Option payments received	350,000	250,500	95,000
Proceeds from sale of property, plant and equipment	22,380	-	13,000
Purchase of property, plant and equipment	(768,450)	(299,141)	(60,732)
	(7,946,074)	(8,763,736)	(7,236,246)
Financing Activities
Shares issued for cash, net of issuance costs	7,056,122	15,341,703	12,851,180
Subscription received for private placement (Note 7f)	102,000	-	-
	7,158,122	15,341,703	12,851,180

Net Increase (Decrease) in Cash and Cash Equivalents	(2,924,439)	3,327,771	3,812,849
Cash and cash equivalents – Beginning of year	10,076,042	6,748,271	2,935,422
Cash and cash equivalents – End of year	$7,151,603	$10,076,042	$6,748,271

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Fair value of shares issued for mineral properties (Note 7a)	$4,000	$149,300	$62,500
Fair value of shares received for mineral properties	$(153,785)	$(253,905)	$(53,000)
Exploration expenditures included in accounts payable	$2,008,595	$1,168,435	$180,961
Fair value of agent’s warrants included in share issue costs	$19,048	$60,030	$66,459
Fair value of common shares included in share issue costs	$-	$100,000	$-
Fair value of options included in share issue costs	$-	$-	$59,262
Stock-based compensation expense included in mineral properties	$467,438	$743,985	$-
Recovery of mineral property expenditures included in accounts receivable	$1,034,335	$-	$-
Fair value of mineral property received for mineral property	$4,125,676	$-	$-

- See Accompanying Notes -

CanAlaska Uranium Ltd				Schedule 1
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
Canadian Funds

Drilling-Commenced Projects
	Year ended 30 April 2008			30 April
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Cree East Project, Saskatchewan
General acquisition costs	$3,825,119	$-	$3,825,119	$-
General exploration costs	-	31,500	31,500	386,363
Consulting	-	-	-	48,635
Geophysics	-	5,424	5,424	532,035
Wages	-	-	-	43,311
Assays	-	-	-	19,035
Management fee	-	(222,987)	(222,987)	-
Transfer of mineral property (Note 5a)	-	(1,230,407)	(1,230,407)	-
	3,825,119	(1,416,470)	2,408,649	1,029,379

Fond du Lac Project, Saskatchewan
Staking	$-	$-	$-	$6,937
General exploration costs	-	9,636	9,636	22,572
Consulting	-	4,850	4,850	35,922
Geophysics	-	5,522	5,522	110,822
Wages	-	293	293	-
Option payment - cash	20,000	-	20,000	20,000
Option payment - share	-	-	-	68,000
	20,000	20,301	40,301	264,253

Helmer & FDLC Project, Saskatchewan
Staking	$-	$-	$-	$71,650
General exploration costs	-	1,776,059	1,776,059	185,811
Drilling	-	742,273	742,273	-
Consulting	-	146,475	146,475	33,025
Geophysics	-	224,135	224,135	215,582
Wages	-	422,827	422,827	11,727
Assays	-	28,203	28,203	-
Refund	(45,000)	-	(45,000)	-
	(45,000)	3,339,972	3,294,972	517,795

Key Lake Project, Saskatchewan
General exploration costs	$-	$241,291	$241,291	$169,585
Drilling	-	150,868	150,868	112,981
Consulting	-	10,596	10,596	16,314
Wages	-	98,417	98,417	49,558
Assays	-	2,755	2,755	1,680
Management fee	-	40,789	40,789	-
Option payment – cash	(125,000)	-	(125,000)	(75,000)
Option payment – shares	(7,000)	-	(7,000)	(35,500)
Amounts received or recovered	-	(458,419)	(458,419)	(350,118)
	(132,000)	86,297	(45,703)	(110,500)

- See Accompanying Notes -

CanAlaska Uranium Ltd				Schedule 1 (cont.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
Canadian Funds

	Year ended 30 April 2008			30 April
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Lake Athabasca Project, Saskatchewan
Staking	$23,413	$-	$23,413	$-
General exploration costs	-	1,601,363	1,601,363	777,191
Drilling	-	435,130	435,130	-
Consulting	-	263,280	263,280	176,091
Geophysics	-	375,641	375,641	418,884
Wages	-	572,349	572,349	106,243
Assays	-	28,802	28,802	458
Amounts received or recovered	-	(17,065)	(17,065)	-
	23,413	3,259,500	3,282,913	1,478,867
Waterbury Project, Saskatchewan
General exploration costs	$-	$118,855	$118,855	$169,531
Drilling	-	-	-	172,116
Consulting	-	55,257	55,257	29,543
Geophysics	-	401,207	401,207	120,229
Wages	-	81,322	81,322	43,389
Assays	-	36,953	36,953	10,777
Option payment – cash	-	-	-	(50,000)
Option payment – shares	-	-	-	(53,000)
Amounts received or recovered	-	(251,858)	(251,858)	(538,008)
	-	441,736	441,736	(95,423)
West McArthur Project, Saskatchewan
General exploration costs	$-	$1,414,923	$1,414,923	$2,008,777
Drilling	-	389,892	389,892	789,958
Consulting	-	171,346	171,346	217,567
Geophysics	-	885,335	885,335	699,605
Refund	-	-	-	(48,970)
Wages	-	350,411	350,411	294,120
Assays	-	119,236	119,236	32,132
Fixed assets	-	-	-	9,375
Management fee	-	313,325	313,325	-
Option payment – cash	-	(3,794,137)	(3,794,137)	(3,934,411)
	-	(149,669)	(149,669)	68,153

Drilling-Ready Projects

Cree West Project, Saskatchewan
General exploration costs	$-	$256,498	$256,498	$193,452
Drilling	-	3,604	3,604	-
Consulting	-	3,020	3,020	21,619
Geophysics	-	106,046	106,046	299,078
Wages	-	23,029	23,029	50,201
Assays	-	4,556	4,556	9,539
Management fee	-	23,675	23,675	-
Option payment – cash	(125,000)	-	(125,000)	(25,000)
Option payment – shares	(14,000)	-	(14,000)	(76,000)
Amounts received or recovered	-	(322,829)	(322,829)	(573,889)
	(139,000)	97,599	(41,401)	(101,000)

- See Accompanying Notes -

CanAlaska Uranium Ltd				Schedule 1 (cont.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
Canadian Funds

	Year ended 30 April 2008			30 April
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Grease River Project, Saskatchewan
Staking	$55,272	$-	$55,272	$-
General exploration costs	-	563,431	563,431	49,357
Consulting	-	158,650	158,650	34,714
Geophysics	-	244,088	244,088	372
Wages	-	379,439	379,439	1,946
Assays	-	18,105	18,105	-
Management fee	-	129,527	129,527	-
Option payment – cash	(75,000)	-	(75,000)	(75,000)
Option payment – shares	(13,410)	-	(13,410)	(33,980)
Amounts received or recovered	-	(1,370,695)	(1,370,695)	(70,000)
	(33,138)	122,545	89,407	(92,591)

Hodgson Project, Saskatchewan
General exploration costs	$-	$264,776	$264,776	$216,186
Consulting	-	74,146	74,146	38,264
Geophysics	-	140,619	140,619	105,111
Wages	-	108,754	108,754	61,640
Assays	-	-	-	51,712
	-	588,295	588,295	472,913

Poplar Project, Saskatchewan
Staking	$38,658	$-	$38,658	$-
General exploration costs	-	94,971	94,971	54,592
Consulting	-	22,439	22,439	26,902
Geophysics	-	963,240	963,240	-
Wages	-	14,638	14,638	-
Management fee	-	116,152	116,152	-
Option payment – shares	(94,750)	-	(94,750)	-
Amount received or recovered	-	(1,347,962)	(1,347,962)	-
	(56,092)	(136,522)	(192,614)	81,494

McTavish Project, Saskatchewan
Staking	$59,304	$-	$59,304	$-
General exploration costs	-	2,505	2,505	187,023
Consulting	-	1,088	1,088	54,788
Geophysics	-	3,219	3,219	90,332
Wages	-	1,369	1,369	44,724
Assays	-	10,520	10,520	24,367
	59,304	18,701	78,005	401,234

Moon Project, Saskatchewan
General exploration costs	$-	$142,052	$142,052	$3,089
Consulting	-	8,518	8,518	1,460
Geophysics	-	-	-	7,050
Wages	-	36,083	36,083	-
	-	186,653	186,653	11,599

 - See Accompanying Notes -

-

CanAlaska Uranium Ltd				Schedule 1(cont.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
Canadian Funds

	Year ended 30 April 2008			30 April
	Acquisition Costs	Exploration Costs	Total	2007
				Total
NE Wollaston, Saskatchewan-Manitoba
Staking	$-	$-	$-	$36,064
General exploration costs	-	913,936	913,936	1,978,943
Consulting	-	185,487	185,487	431,143
Geophysics	-	12,168	12,168	467,360
Drilling	-	-	-	36,000
Wages	-	471,032	471,032	478,186
Assays	-	66,931	66,931	117,332
Amounts received or recovered	-	(47,627)	(47,627)	(49,953)
	-	1,601,927	1,601,927	3,495,075

Exploratory Projects

Alberta Project, Alberta
General exploration costs	$-	$303,244	$303,244	$209,563
Consulting	-	19,459	19,459	130,338
Geophysics	-	362,437	362,437	284,477
Wages	-	55,968	55,968	15,048
	-	741,108	741,108	639,426

Arnold Project, Saskatchewan
General exploration costs	$-	$215,337	$215,337	$53,164
Consulting	-	52,380	52,380	10,672
Geophysics	-	157,337	157,337	87,428
Wages	-	86,040	86,040	17,373
Assays	-	19,939	19,939	18,128
	-	531,033	531,033	186,765

Black Lake Project, Saskatchewan
General exploration costs	$-	$11,787	$11,787	$28,690
Consulting	-	16,000	16,000	17,243
Geophysics	-	75,492	75,492	76,460
Wages	-	19,249	19,249	-
Assays	-	31	31	-
Option payment – shares	-	-	-	74,000
Option payment – cash	20,000	-	20,000	20,000
	20,000	122,559	142,559	216,393

Camsell Project, Saskatchewan
Staking	$5,500	$-	$5,500	$5,781
General exploration costs	-	9,638	9,638	13,077
Consulting	-	2,432	2,432	6,181
Geophysics	-	18,271	18,271	116,824
Wages	-	12,461	12,461	-
Assays	-	2,263	2,263	-
Government grant	-	(17,065)	(17,065)	-
	5,500	28,000	33,500	141,863

- See Accompanying Notes -

CanAlaska Uranium Ltd				Schedule 1 (cont.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
Canadian Funds

	Year ended 30 April 2008			30 April
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Carswell Project, Saskatchewan
Staking	$102,321	$-	$102,321	$-
	102,321	-	102,321	-

Ford Lake Project, Saskatchewan
Staking	$24,510	$-	$24,510	$-
General exploration costs	-	1,907	1,907	-
	24,510	1,907	26,417	-

Geiki Project, Saskatchewan
General exploration costs	$-	$-	$-	$19,591
Consulting	-	-	-	8,874
Geophysics	-	-	-	91,572
Assays	-	-	-	766
	-	-	-	120,803

Kasmere Project, Manitoba
General exploration costs	$-	$6,936	$6,936	$-
Consulting	-	400	400	-
	-	7,336	7,336	-

Uranium-General, Saskatchewan
General exploration costs	$-	$678,155	$678,155	$146
Drilling	-	(1,361)	(1,361)	-
Consulting	-	2,884	2,884	-
Geophysics	-	-	-	10,935
Geochemistry / personnel	-	10,748	10,748	500
Wages	-	299	299	47,593
Stock compensation costs	-	467,438	467,438	243,984
	-	1,158,163	1,158,163	303,158

Elliot Lake Project, Ontario
General exploration costs	$-	$-	$-	$386
Consulting	-	1,374	1,374	2,975
Option payment – cash	-	-	-	(13,000)
Option payment – shares	-	-	-	(13,200)
	-	1,374	1,374	(22,839)

Rainbow Hill Project, Alaska
Staking Costs	$-	$-	$-	$758
General exploration costs	-	2,863	2,863	1,710
	-	2,863	2,863	2,468

- See Accompanying Notes -

CanAlaska Uranium Ltd				Schedule 1 (cont.)
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
Canadian Funds

	Year ended 30 April 2008			30 April
	Acquisition Costs	Exploration Costs	Total	2007
				Total
Voisey’s Bay Project , Labrador
Consulting	$-	$-	$-	$574
Option payment – cash	(25,000)	-	(25,000)	(12,500)
Option payment – shares	(24,625)	-	(24,625)	(14,625)
	(49,625)	-	(49,625)	(26,551)

Zeballos Project, British Columbia
General exploration costs	$-	$421	$421	$421
	-	421	421	421

Glitter Lake Project, Quebec
Amounts received	$-	$-	$-	$(27,600)
	-	-	-	(27,600)

New Zealand Project, New Zealand
General exploration costs	$-	$135,849	$135,849	$3,142
Consulting	-	-	-	4,697
Wages	-	4,874	4,874	-
Option payment – shares	4,000	-	4,000	7,300
	4,000	140,723	144,723	15,139

Rise & Shine project, New Zealand
General acquisition costs	$300,557	$-	$300,557	$-
General exploration costs	-	20,557	20,557	52,511
Drilling	-	-	-	131,968
Consulting	-	-	-	89,146
Geophysics	-	-	-	9,916
Assays	-	-	-	14,453
Transfer of mineral property (Note 5cc)	-	(300,557)	(300,557)	-
	300,557	(280,000)	20,557	297,994

Cost for the Year	3,929,869	$10,516,352	$14,446,221	$9,268,688
Balance - beginning of year	584,567	17,785,241	18,369,808	10,706,505
Mineral property cost written off	-	(960,746)	(960,746)	(1,939,894)
Recovery of mineral property costs	-	(959,589)	(959,589)	-
Option payment in excess of costs	-	136,731	136,731	334,509

Balance - End of Year	4,514,436	$26,517,989	$31,032,425	$18,369,808

- See Accompanying Notes -

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies

a)

Nature and Continuance of Operations

CanAlaska Uranium Ltd. (the “Company”) is in the process of acquiring, exploring and developing precious metal mineral properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company has sufficient working capital in the near term to fund ongoing exploration and development, however, the Company is dependent on raising funds through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

b)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA (a Nevada company), CanAlaska West McArthur Uranium Ltd. (a B.C. company) and Golden Fern Resources Limited (a New Zealand company).  These consolidated financial statements also include the proportionate share of each of the assets, liabilities, revenues and expenses of its interest in CanAlaska Korean Uranium Joint Venture (82.6%) and Rise and Shine Joint Venture (71.5%). Inter-company balances are eliminated upon consolidation.

c)

Cash and Cash Equivalents

Cash and cash equivalents include amounts held in banks and highly liquid investments with maturities at date of purchase of 90 days or less.

d)

Available-for-sale Securities

Available-for-sale securities are reported at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale securities are included in shareholders’ equity as a component of other comprehensive income.

e)

Mineral Properties and Deferred Exploration Expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is determined by management to be impaired or abandoned.  Amounts received for the sale of resource properties, for option payments for exploration advances and for recovery of mineral property expenditures are treated as reductions of the cost of the property and payments in excess of capitalized costs are recognized in income.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

e)

Mineral Properties and Deferred Exploration Expenditures - Continued

Management of the Company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The Company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

f)

Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings.

There are no asset retirement obligations as at 30 April 2008 and 2007.

g)

Property, Plant, Equipment and Amortization

Property and equipment are carried at cost less accumulated depreciation.  The Company provides for depreciation on the following basis:

•

Office equipment - 20% declining balance method

•

Automotive equipment - 30% declining balance method

•

Mining equipment - 30% declining balance method

•

Leasehold improvements - Straight-line method over the life of the lease

h)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on future taxes of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.  A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

i)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For employees and non-employees, the fair value of options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

j)

Loss per Share

Basic loss per share is based on the weighted average number of common shares issued and outstanding during the year.  The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

k)

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

l)

Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair    market value.

m)  Flow-through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction in share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

The Company follows the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respects to flow-through shares, as outlined in EIC-146.  The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.  The recommendations apply to all flow-through share transactions initiated after 19 March 2004.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

n)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

o)

Mineral Exploration Tax Credits (“METC”)

The Company recognizes METC amounts when the Company’s METC application is approved by the relevant taxation authorities or when the amount to be received can be reasonably estimated and collection is reasonably assured.

p)

Recent Accounting Pronouncements

In June 2007, the CICA issued changes to Section 1400, General Standards of Financial Statement Presentation.  Section 1400 has been amended to include requirements to assess and   disclose an entity’s ability to continue as a going concern.  Management shall make an   assessment of an entity’s ability to continue as a going concern.  When management is aware, in   making its assessment, of material uncertainties related to events or conditions that may cast   doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be   disclosed.  When financial statements are not prepared on a going concern basis, that fact shall   be disclosed, together with the basis on which the financial statements are prepared and the   reason why the entity is not regarded as a going concern.  Section 1400 is effective for interim   and annual financial statements relating to fiscal years beginning on or after 1 January 2008.    Earlier adoption is encouraged.  The adoption of this standard will have no impact on the   Company’s operating results or financial position and management expects that there will not be a   material impact on the Company’s financial statement disclosure.

In December 2006, the CICA issued Section 1535, Capital Disclosures.  The main features of the new section are as follows:

-

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

-

A requirement for an entity to disclose quantitative data about what it regards as capital; and

-

A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Section 1535 is effective for interim and annual financial statements relating to fiscal years beginning on or after 1 October 2007.  The adoption of this standard will have no impact on the   Company’s operating results or financial position and management is currently in the process of   evaluating the impact that these additional disclosure standards will have on the Company’s   financial statements.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies - Continued

p)

Recent Accounting Pronouncements - Continued

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure   requirements of Section 3861 and requires entities to provide disclosures in the consolidated   financial statements that enable users to evaluate the significance of financial instruments on the   entity’s consolidated financial position and performance, and the nature and extent of risks arising   from financial instruments and non-financial derivatives. Section 3863, Financial Instruments –   Presentation carries forward unchanged the presentation requirements for financial instruments of   Section 3861, Financial Instruments – Disclosures and Presentation.  Section 3862 and 2863   apply to interim and annual consolidated financial statements relating to fiscal years beginning on   or after 1 October 2007.

2.    Changes in Accounting Policies and Presentation

a)

Financial Instrument Standards

Effective 1 May 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and   Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861,   Financial Instruments – Disclosure and Presentation (the “Financial Instrument Standards”).    These new standards have been adopted on a prospective basis with no restatement to prior   period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale   assets, accumulated other comprehensive income on transition.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and   receivables, available-for-sale or held-for-trading, as described below.  The classification is not   changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using   the effective interest rate method.  Loans and receivables are measured at amortized cost using   the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other   comprehensive income.  Available-for-sale securities are written down to fair value through   earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction   costs that are directly attributable to the acquisition or issue of a financial asset or financial liability   are added to its fair value.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

2.    Changes in Accounting Policies and Presentation – Continued

a)

Financial Instrument Standards – Continued

Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are   measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale   securities, foreign currency translation gains and losses on the net investment in self-sustaining   operations and changes in the fair market value of derivative instruments designated as cash flow   hedges, all net of income taxes.  Cumulative changes in other comprehensive income are   included in accumulated other comprehensive income which is presented (if applicable) as a new   category in shareholders’ equity.

Transition Adjustment to Opening Balances

The adoption of Sections 1530 and 3855 impacts the opening equity of the Company.  The unrealized gain on the available-for-sale securities from purchase to 30 April 2007 was $526,147 which is reported as an adjustment to the opening balance of accumulated other comprehensive income.  Any unrealized gains or losses on the available-for-sale securities for the year ended 30 April 2008 are reported in the current period.  There would be no tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

b)

Accounting Changes

Effective 1 May 2007, the Company adopted the revised CICA Handbook Section 1506, Accounting Changes, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

3.    Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, term deposits, accounts and advances receivable, available-for-sale securities, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation.

The fair value of the company’s available-for-sale securities are summarized in Note 4.  Available-for-sale securities represent shares in publicly traded companies.  The fair value represents the quoted trading price of the shares.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

4.  Available-for-sale securities

Details are as follows:

	2008		2007
	Book Value	Market Value	Book Value	Market Value
Pacific North West Capital Corp. (“PFN”) 1,046,800 shares (2007- 1,091,800)	$268,726	$314,040	$280,278	$469,474
Freegold Ventures Limited (“ITF”) 263,000 shares (2007- 343,007)	34,190	278,780	44,591	308,706
El Nino Ventures Inc (“ELN”) 260,131 shares (2007- 260,131)	31,216	78,039	31,216	104,052
Westcan Uranium Corp. 900,000 shares (2007 – Nil)	132,500	54,000	-	-
Mega Uranium Ltd. 25,000 shares (2007 – Nil)	94,750	44,750	-	-
Other available-for-sale securities	155,074	112,659	255,039	255,039
	$716,456	$882,268	$611,124	$1,137,271

These marketable securities have been accounted for using the fair value method.   PFN, ITF and ELN are companies that previously had certain directors in common with the Company. During the year, the Company sold 45,000 common shares of PFN for proceeds of $24,555 resulting in a gain of $13,003. In addition, the Company also sold 80,007 common shares of ITF for proceeds of $131,304 resulting in a gain of $120,903. The Company also sold 50,000 common shares of other available-for-sale securities for proceeds of $41,740 resulting in a gain of $15,240. The maximum percentage owned of PFN, ITF or ELN by the Company at any time during the year was less than 2%.

As at 30 April 2007, the market value of available-for-sale securities exceeded the cost base by $526,147 and the Company recorded this increase in available-for-sale securities and an opening transitional adjustment of $526,147 was recognized in opening shareholders’ equity.

An unrealized loss on available-for-sale securities of $360,335 due to the decrease in fair value of the securities has been included in other comprehensive loss for the year ended 30 April 2008.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.    Mineral Property Costs

Details are as follows:

	Acquisition Costs	Exploration Costs	Exploration Advances and Refunds	Option payments received and Refunds	Write Offs	2008 Total	2007 Total
Athabaska Basin Projects
Drilling - Commenced
Cree East Project	3,868,516	(234,982)	-	-	(31,402)	3,602,132	1,224,884
Fond du Lac Project	108,000	196,555	-	-	-	304,555	264,253
Helmer & FDLC Project	148,104	4,481,439	-	(45,000)	-	4,584,543	1,289,567
Key Lake Project	-	1,008,372	(815,872)	(192,500)	-	-	-
Lake Athabasca Project	174,831	5,606,721	(17,065)	-	-	5,764,487	2,481,575
Waterbury Project	30,000	2,126,502	(1,533,768)	(181,000)	-	441,734	-
West McArthur Project	51,981	9,977,545	(7,777,518)	-	-	2,252,008	2,401,679
Drilling - Ready
Cree West Project	40,000	936,066	(736,066)	(240,000)	-	-	-
Grease River Project	154,584	1,579,630	(1,440,695)	(197,390)	-	96,129	6,721
Hodgson Project	43,913	1,193,765	-	-	-	1,237,678	649,384
Poplar Project	161,375	1,292,934	(1,347,962)	(94,750)	-	11,597	204,211
McTavish Project	114,856	673,419	-	-	-	788,275	710,270
Moon Project	6,944	340,796	-	-	-	347,740	161,087
NE Wollaston Project	52,064	6,511,955	(47,627)	-	-	6,516,392	4,914,464
Exploratory
Alberta Project	10,625	2,261,988	-	-	-	2,272,613	1,531,506
Arnold Project	35,240	1,225,325	-	-	-	1,260,565	729,532
Black Lake Project	114,000	244,952	-	-	-	358,952	216,393
Camsell Project	40,677	275,324	(17,065)	-	-	298,936	265,434
Carswell Project	102,321	-	-	-	-	102,321	-
Ford Lake Project	24,510	1,907	-	-	-	26,417	-
Kasmere Project	-	7,336	-	-	-	7,336	-
Uranium General	1	1,461,321	(959,589)	-	(501,732)	1	303,159
Ontario Project
Elliot Lake	13,585	37,491	-	(26,200)	(24,876)	-	23,502
Rainbow Hill Project, Alaska	-	2,863	-	-	(2,863)	-	-
Voisey’s Bay Project Labrador	-	76,750	-	(76,750)	-	-	-
British Columbia Project
Zeballos	-	421	-	-	(421)	-	-
Quebec Project				-
Glitter Lake	53,627	69,266	-	(86,400)	-	36,493	36,490
New Zealand Project
New Zealand general	23,300	397,664	-	-	-	420,964	276,242
Rise & Shine Project	300,557	399,452	-	-	(399,452)	300,557	679,455
	$ 5,673,611	$ 42,152,777	$ (14,693,227)	$(1,139,990)	$ (960,746)	$31,032,425	$18,369,808

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs - Continued

a)

Cree East Project, Saskatchewan

Under agreements signed and formally released from escrow on 21 December 2007 between the Company and Hanwha Corporation, Korea Electric Power Corporation, Korea Resources Corp., and SK Energy Co. Ltd. (the “Korean Consortium”), the Korean Consortium will invest $19,000,000 towards the earn-in of a 50% ownership interest in the Cree East Project over a 4-year period.  The investment by the Korean Consortium is structured as a limited partnership, with CanAlaska Korean Uranium Ltd., acting as the general partner. As at 30 April 2008 the Company holds an 82.6% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium L.P. This project is accounted for as a Joint Venture as parties of the Joint Venture exercise joint control over the Joint Venture.

As part of the agreement, the Company contributed its Cree East Project mineral property assets with a book value at $1,230,407 to the Joint Venture.  To pay for its initial 17.4% interest in the Joint Venture, the Korean Consortium contributed $3,000,000 in cash to the joint venture as well as related intellectual property. This intellectual property has been purchased from the Company by the Korean Consortium for $1,000,000, of which $600,000 was paid at closing. The remaining $400,000 will be paid to the Company upon the Korean Consortium attaining its 50% ownership interest earn-in.

The Joint Venture subsequently reimbursed the Company for $1,721,305 of exploration expenditures incurred by the Company on the project subsequent to 1 June 2007.

Upon completion of the $19,000,000 earn-in provisions by the Korean Consortium, the Company and the Korean Consortium will each own a 50% interest in the general partner and in the limited partnership. The Company acts as operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred.

The Company recognized an increase in contributed surplus of $3,194,713 as a result of this transaction.

b)

Fond du Lac, Saskatchewan

By agreement dated 18 October 2006, the Company acquired from the Fond Du Lac Denesuline First Nations an option to earn a 49% interest in the Fond du Lac property.

To earn a 49% interest in the property, the Company, at its option, must make payments, issue shares and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$20,000	100,000	$-
On or before 31 October 2007*	(paid $20,000)	30,000	100,000	300,000
On or before 31 October 2008		40,000	50,000	400,000
On or before 31 October 2009		40,000	50,000	500,000
On or before 31 October 2010		-	-	800,000
Total		$130,000	300,000	$2,000,000

Upon exercising its 49% option, a joint venture may be formed.

*By agreement dated November 2007, future payments will be made upon receiving Federal work permits. A total of $20,000 was paid on 14 December 2007. On 24 June 2008, Federal work permits were received.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs - Continued

c)

Helmer & FDLC Project, Saskatchewan

This block of 1 permit and certain mineral claims lies in the north-central part of the Athabasca Basin, southeast of Uranium City and to the west of Fond du Lac.

d)

Key Lake Project, Saskatchewan

The Company acquired a 100% interest in certain mineral claims through staking, known as the Key Lake project.

By agreement dated 2 March 2006, the Company optioned to International Arimex Resources Inc. (now “Westcan Uranium Corp.”) up to 75% interest in the Key Lake project.

Westcan Uranuim Corp. (“Westcan”) may, at its option earn a 50% interest in the project by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	100,000	$-
On or before 1 April 2006	(completed)	-	-	100,000
On or before 15 October 2006	(received)	25,000	-	-
On or before 31 January 2007	(completed)	-	-	50,000
On or before 28 February 2007	(received)	50,000	100,000	-
On or before 31 May 2007	(completed)	-	-	600,000
On or before 28 February 2008	(received)	50,000	100,000	-
On or before 31 May 2008	(partially completed)	-	-	600,000
On or before 31 May 2009		-	-	650,000
Total		$150,000	300,000	$2,000,000

Within 90 days of exercising its 50% option, Westcan may elect to acquire an additional 10% interest by expending an additional $2,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project. The Company will act as operator of the project until Westcan has a vested 60% interest, at which time Westcan may elect to become the operator. During the current year the Company recovered administration costs of $458,419 as the operator.

Should the property reach commercial production, the Company will receive a 3% net smelter royalty.

e)

Lake Athabasca Project, Saskatchewan

This project comprises certain mineral claims chiefly on Lake Athabasca, southwest of Uranium City.

      f)

Waterbury Project, Saskatchewan

The Company acquired a 100% interest in certain mineral claims through staking, known as the Waterbury project.

By agreement dated 9 November 2005, and amended on 30 March 2007, the Company optioned to NWT Uranium Corp. (NWT), formerly Northwestern Mineral Ventures Inc. up to 75% interest in the Waterbury project.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs - Continued

    f)

Waterbury Project, Saskatchewan - Continued

NWT may, at its option, earn a 50% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	100,000	$-
On or before 1 April 2006	(received/completed)	25,000	100,000	500,000
On or before 1 April 2007	(received/completed)	25,000	-	750,000
On or before 1 April 2008 *		75,000	100,000	750,000
Total		$150,000	300,000	$2,000,000

During the year, the Company recovered exploration costs at $251,858.

*In December 2007, NWT terminated the Agreement. The Company will continue the exploration of the project in 2008.

g)

West McArthur Project, Saskatchewan

The Company acquired a 100% interest in certain mineral claims through staking, known as the West McArthur project.

By way of an Option Agreement dated 5 April 2007, the Company optioned to Mitsubishi Development Pty Ltd. (“Mitsubishi”) a 50% interest in the West McArthur project.

Mitsubishi may exercise its option to earn a 50% interest in the property by making a $1,000,000 option exercise payment within 30 days of completing $10,000,000 of required exploration expenditures, which are payable as follows:

		Exploration Expenditures
On or before 10 April 2007	(paid)	$2,309,678
On or before 31 October 2007	(paid)	2,690,322
On or before 31 October 2008	(paid)	2,500,000
On or before 31 October 2009		2,500,000
Total		$10,0000,000

Upon the exercise of its option, Mitsubishi will enter into a 50/50 joint venture with the Company which will be governed under a Joint Venture Agreement.  The Company acts as operator of the exploration project prior to the formation of the joint venture and earns a management fee of up to 10% of the exploration expenditures incurred.  During the year the Company recovered exploration costs of $3,794,137.  Upon the formation of the joint venture, Mitsubishi may elect to become the operator.

h)

Cree West Project, Saskatchewan

The Company acquired a 100% interest in certain mineral claims through staking, known as the Cree West project.

By agreement dated 24 April 2006, the Company optioned to International Arimex Resources Inc. (now “Westcan Uranium Corp.”) up to 75% interest in the Cree West project.

Westcan may, at its option earn a 50% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs – Continued

h)

Cree West Project, Saskatchewan – Continued

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$25,000	-	$-
On or before 1 May 2006	(completed)	-	200,000	100,000
On or before 1 November 2006	(received)	25,000	-	100,000
On or before 1 May 2007	(received)	50,000	200,000	400,000
On or before 1 May 2008	(received)	50,000	200,000	-
On or before 1 May 2008	(partially completed)	-	-	1,000,000
On or before 1 May 2009		-	-	2,000,000
Total		$150,000	600,000	$3,600,000

Within 90 days of exercising its 50% option, Westcan may elect to acquire an additional 10% interest by expending an additional $4,000,000 on exploration within 2 years of vesting its 50% interest.  Within 90 days of completing its commitments for a 60% interest, Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1,000,000 per year on the Project. The Company acts as operator of the project until Westcan has a vested 60% interest, at which time Westcan may elect to become the operator. During the year the Company recovered exploration costs of $322,829.

Should the property reach commercial production, the Company will receive a 3% net smelter royalty.

i)

Grease River Project, Saskatchewan

In the prior year, the Company acquired a 100% interest in certain mineral claims through staking, known as the Grease River project.

By way of an Option Agreement dated 10 April 2007, the Company optioned to Yellowcake plc. (“Yellowcake”) a 60% interest in the Grease River project.

On 1 August 2007, a supplemental agreement was signed within the Company, Yellowcake, and Uranium Prospects plc. (“Uranium Prospects”). Under the agreement, Uranium Prospects acquires from Yellowcake a participation in the Option that will ultimately enable Uranium Prospects to acquire a 51% interest in the Grease River property, with Yellowcake retaining a participation in the Option that will ultimately enable it to acquire a 9% interest in the property.

Uranium Prospects and Yellowcake may exercise their option to earn a 60% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(received)	$75,000	500,000	$320,000
On or before 07 Aug 2007	(completed)	-	-	210,000
On or before 15 Aug 2007	(completed)	-	-	250,000
On or before 31 Aug 2007	(received)	75,000	500,000
On or before 15 Sep 2007	(completed)	-	-	250,000
On or before 15 Oct 2007	(completed)	-	-	250,000
On or before 31 Mar 2008	(received)	75,000	500,000	-
On or before 31 Mar 2008	(partially completed)			850,000
On or before 31 Mar 2009		75,000	500,000	1,000,000
On or before 31 Mar 2010		-	500,000	1,000,000
On or before 31 Mar 2011		-	-	870,000
Total		$300,000	2,500,000	$5,000,000

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs – Continued

i)

Grease River Project, Saskatchewan – Continued

The Company acts as operator of the project until Yellowcake has a vested 60% interest, at which time Yellowcake may become the operator.

      Should the property reach commercial production, the Company will receive a 3% Yellowcake royalty, with the Optionee having the right to purchase up to half of this royalty for $3,000,000. During the year, Yellowcake transferred a majority interest in their option to Uranium Prospects. CanAlaska may receive the equivalent payment of Uranium Prospects or Yellowcake shares to satisfy the share payment provisions under the agreement. During the year, the Company recovered exploration costs of $1,370,695.

j)

Hodgson Project, Saskatchewan

This project is comprised of certain claims and lies west of the Cigar Lake Mine.

k)

Poplar Agreement, Saskatchewan

In the prior year, the Company acquired a 100% interest in certain mineral claims through staking, known as the Poplar project.

By way of an Option Agreement dated 1 October 2007, the Company optioned to Mega Uranium Ltd. (“Mega”) a 55% interest in the Poplar property.

Mega may exercise its option to earn a 50% interest in the property by issuing shares and making exploration expenditures as follows:

		Shares	Exploration Expenditures
Upon execution of agreement	(received)	25,000	$-
On or before 01 Sept 2008		25,000	2,000,000
On or before 01 Sept 2009		25,000	2,000,000
On or before 01 Sept 2010		25,000	2,000,000
Total		100,000	$6,000,000

Upon Mega fulfilling its exploration and share payments commitments, it may purchase an additional 5% ownership interest by paying the company $2,000,000 and issuing a further 100,000 Mega shares.

The Company acts as operator of the project until Mega has a vested 50% interest, at which time Mega may become the operator. During the year, the Company recovered exploration costs of $1,347,962.

Should the property reach commercial production, the Company will receive a 3% Yellowcake royalty, with the Optionee having the right to purchase up to half of this royalty for $4,500,000.

l)

McTavish Project, Saskatchewan

This property is a block of certain mineral claims lying southeast of the McArthur River mine and northwest of the Key Lake Mine.

m)

Moon Project, Saskatchewan

This property is comprised of certain mineral claims lying in two separate blocks between the McArthur River and Key Lake mines and is subject to a 3% third-party NSR.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs - Continued

n)

NE Wollaston Project, Saskatchewan-Manitoba

This property straddles the Saskatchewan-Manitoba border and lies northeast along the trend of basement formations from the cluster of uranium deposits which include Rabbit Lake.

o)

 Alberta Project, Alberta

This project comprises mineral permits covering most of the Alberta section of Lake Athabasca.

p)

Arnold Project, Saskatchewan

This project is contiguous block of certain minerals claims located west of the producing McArthur River mine.

q)

Black Lake Project, Saskatchewan

By agreement dated 13 December 2006, the Company acquired from the Black Lake Denesuline First Nations an option to earn a 49% interest in the Black Lake project.

To earn a 49% interest in the property, the Company, at its option, must make payments, issue shares and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$20,000	100,000	$-
On or before 30 November 2007*	(paid $20,000)	30,000	100,000	300,000
On or before 30 November 2008		40,000	50,000	400,000
On or before 30 November 2009		40,000	50,000	500,000
On or before 30 November 2010		-	-	800,000
Total		$130,000	300,000	$2,000,000

Upon exercising its 49% option, a joint venture may be formed.

*By agreement dated November 2007, future payments will be made upon receiving Federal work permits.

During the year, $20,000 was paid with the remaining $10,000 pending upon receiving Federal work permits.

r)

Camsell Project, Saskatchewan

This project is located northeast of the Maurice Bay uranium deposit, and west of Uranium City, on the northern edge of Lake Athabasca.

s)

Carsell Project, Saskatchewan

This project is composed of certain mineral claims in the vicinity of Cluff Lake.

t)

Ford Project, Saskatchewan

This project is located in the S.E. Athabasca Basin adjacent to the Cree East Project.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs - Continued

u)

Kasmere Project, Manitoba

This property is located north of the Northeast project.

v)

Misty Project, Manitoba

This property is located in Manitoba adjacent to the southern boundary of the NE Wollaston project.

w)

Uranium – General, Saskatchewan

General exploration and operating costs.

x)

Elliot Lake Project, Ontario

During a previous year, the Company completed the staking of certain mineral claims in the Elliot Lake area of Ontario for Uranium related prospects.

By agreement dated 10 October 2006, the Company granted Pele Mountain Resources Inc. (“Pele”) the right to earn a 100% interest in the Elliot Lake project.

Pele earned a 100% interest in the property by paying $13,000 cash and issuing 60,000 shares at a fair value of $13,200 in the prior year.

During the current year, the remaining related acquisition and exploration costs of $24,876 were written-off.

      The Company retains a 1.75% NSR with Pele having the right to purchase 1% of this royalty for $1,000,000.

y)

Rainbow Hill Project, Alaska

The Company acquired a 100% interest in certain mineral claims by staking in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.  This is a reduced claim group covering the core of the Rainbow Hill property.  The Company maintains the claims by payment of yearly taxes.

During the previous year, management made the determination that the results of its exploration programs on the property did not warrant further expenditures and wrote-off the related acquisition and exploration costs of $1,361,147.

z)

Voisey’s Bay Project, Labrador

The Company acquired by staking, certain mineral claims located in the Voisey Bay area of Newfoundland.

i)

VBE – 1 (787M)

The Company had a 50% interest in mineral license 787M and Columbia Yukon Resource Ltd. (“CYR”) had a 50% interest in this claim.

ii)

VBE – 2 (785M)

The Company has a 50% interest in mineral licence 785M.  Columbia Yukon Resources Ltd. (“CYR”) has a 50% interest in this claim.

By agreement dated 6 September 2006, the Company and CYR granted Celtic Minerals Ltd. (“Celtic”) and Merrex Gold Inc. (“Merrex”) the right to earn a 100% interest in the VBE – 2 property.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs - Continued

z)

Voisey’s Bay Project, Labrador – Continued

To earn a 100% interest in the property, Celtic and Merrex, at its option, must issue payments and incur exploration expenditures as follows:

	Payments	Celtic Shares	Merrex Shares	Exploration Expenditures
Upon execution of agreement (received)	$25,000	25,000	25,000	$-
On or before 6 September 2007 (received)	50,000	25,000	25,000	100,000
On or before 6 September 2008	75,000	25,000	25,000	250,000
On or before 6 September 2009	100,000	25,000	25,000	500,000
On or before 6 September 2010	-	25,000	25,000	750,000

Total	$250,000	125,000	125,000	$1,600,000

The Company shall retain a 2% NSR with the Optionees having the right to purchase half of this royalty for $2,000,000.

aa)

Zeballos Project, British Columbia

Pursuant to completing the terms of an option and Joint Venture Agreement dated 23 August 1988, and amended November 1998, the Company earned a 50% interest in certain mineral claims in the Alberni Mining Division of British Columbia. The Company increased its ownership to 100% interest in 2002.

During the previous year, management made the determination that the results of its exploration programs on the property did not warrant further expenditures and wrote-off the related acquisition and exploration costs of $63,382. In the current year, the Company also wrote-off the exploration costs of $421.

bb)

Glitter Lake Project, Quebec

In a prior year, the Company acquired a 100% interest in certain mineral claims located near Glitter Lake, Quebec for payment of $32,667 in staking costs and the issuance of 40,000 common shares of the Company.

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(received)	10,000	-	-
On or before 4 June 2004	(received)	-	20,000	-
On or before 15 August 2004	(received)	15,000	-	-
On or before 28 May 2005	(received)	-	20,000	-
On or before 15 August 2005	(received)	20,000	-	-
On or before 28 May 2006	(received)	-	20,000	-
On or before 15 April 2007	(completed)	-	-	150,000
On or before 15 April 2009		-	-	200,000
On or before 15 April 2010		-	-	300,000
Total		$45,000	60,000	$700,000

By an agreement dated 15 August 2003 and subsequent amendments, the Company granted Pacific North West Capital Corp. (“PFN”) a company that previously had certain directors in common, the right to earn a 70% interest in the Glitter Lake property.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

5.

Mineral Property Costs – Continued

bb)

Glitter Lake Project, Quebec – Continued

To earn a 50% interest in the property, PFN, at its option, must issue shares, make payments and incur exploration expenditures as follows:

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within two years.  In the event PFN does not complete a bankable feasibility study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within two years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the optionor for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before PFN vests with a 50% interest, PFN will issue shares with a value of $100,000 to the Company, within 15 days of PFN becoming vested, or pay such amount that will result in PFN having spent $1 million in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The Company and PFN will share the NSR buyout privileges in proportion to their respective interests.

              By agreement dated 1 April 2008, the Company extended the uncompleted portion of the option to

              2010.

cc)

Rise & Shine Project, New Zealand

By agreement dated 14 December 2004 and amended 21 July 2006 with OceanaGold, the Company may earn approximately a 70% interest in the Rise and Shine project.  The terms of the agreement are for the Company to complete a minimum 1,000 metre drill program prior to 31 July 2005, and in subsequent years complete an additional NZ$100,000 of field expenditures by 30 June 2006 and a further NZ$150,000 by 30 June 2007 for a cumulative total of NZ$350,000.

The Company has completed its earn-in requirements and effective 1 July 2007 the project is in a Joint Venture with Oceana Gold (30%) and CanAlaska (70%). Both partners of the Joint Venture exercise joint control over the Joint Venture. Oceana Gold’s contribution is deemed to be NZ$150,000 (Cdn$120,000) and CanAlaska’s deemed contribution is deemed to be NZ$350,000 (Cdn $280,000). Management decided to write down $399,452 of its expenditures to agree with the deemed value of the Joint Venture.  If either party elects to non-fund or partially fund their respective portion of the proposed budget then they may dilute their equity in the Joint Venture down to a minimum of 15% and then the relevant party’s interest in the joint venture will revert to a 2% royalty on gold produced. CanAlaska’s current interest is 71.5% and Oceana’s interest is 28.5%.

      dd)

Other New Zealand Projects

The Company has also been granted the following four prospecting permits: Granite Dome, Greymouth North, Reefton South and Mt. Mitchell.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

6.

Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	2008 Net Book Value
Office equipment	$370,106	217,197	$152,909
Automotive equipment	111,350	31,272	80,078
Mining equipment	816,006	392,268	423,738
Leasehold improvements	247,832	17,702	230,130
	$1,545,294	658,439	$886,855

	Cost	Accumulated Amortization	2007 Net Book Value
Office equipment	$260,607	179,324	$81,283
Automotive equipment	57,135	8,570	48,565
Mining equipment	481,482	282,348	199,134
	799,224	470,242	328,982

During the year ended 30 April 2008, total additions to property, plant and equipment were $768,450 (30 April 2007 - $299,141) and total dispositions were $22,380 (30 April 2007 - $Nil).

7.

Share Capital

a)

Private Placements

During the year, the Company issued 1,111,111 flow-through units (Note 7b) at a price of $0.45 for gross proceeds of $500,000. Each flow-through unit consists of one common share and one-half flow-through share purchase warrant (“Warrant”).  Each Warrant entitles the holder to purchase an additional common share at a price of $0.52 for a period of 12 months from closing. The Company paid a $25,000 finders fee.

During the year, the Company issued 7,660,877 flow-through units (Note 7b) at a price of $0.47 for gross proceeds of $3,600,612. Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase an additional common share at a price of $0.55 for a period of 12 months from closing.

During the year, the Company issued 7,629,968 units at a purchase price of $0.38 per unit, for gross proceeds of CDN $2,899,388. Each unit consists of one common share and one-half common share purchase warrant (“Warrant”).  Each Warrant entitles the holder to purchase an additional common share at a price of $0.48 for a period of 12 months from closing.  The Company issued 160,000 Agent warrants as a finder’s fee.  Each Agent warrant entitles the holder to purchase one additional common share of the Company for a period of twelve months from the date of closing at a price of $0.48 per share.

During the year, the Company issued 10,000 common shares valued at $4,000 for mineral property acquisitions.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

7.

Share Capital - Continued

a)

Private Placements - Continued

During the previous year, the Company issued 6,944,444 units at a purchase price of $0.72 per unit, for gross proceeds of $5,000,000.  Each unit consists of one common share and one-half common share purchase warrant (“Warrant”).  Each Warrant entitles the holder to purchase an additional common share at a price of $0.93 for a period of 12 months from closing.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $322,028 (Note 7e).  The Company paid an aggregate of $136,898, issued 28,333 common shares and issued 44,875 Agent warrants as a finder’s fee.  Each Agent warrant entitles the holder to purchase one additional common share of the Company for a period of twelve months from the date of closing at a price of $0.93 per share.  The common shares for the finder’s fee and the Agent warrants issued as part of this placement have been recorded at a fair value of $20,399 and $322,028 respectively (Note 7e).

During the previous year, the Company issued 4,000,000 units at a price of $0.52 for gross proceeds of $2,080,000. Each unit consists of one common share and one common share purchase warrant exercisable for two years after the issue date at $0.67 per share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $620,494 (Note 7e).  The agents received $35,150 and 19,519 Agent warrants exercisable for two years after the issue date at $0.67 per share.  The Agent warrants issued as part of this placement have been recorded at a fair value of $5,294 (Note 7e).

During the previous year, the Company issued 7,470,331 flow-through units (Note 7b) at a price of $0.45 for gross proceeds of $3,361,649. Each flow-through unit consists of one common share and one-half non-flow-through share purchase warrant exercisable for one year after the issue date at $0.56 per share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $408,522 (Note 7e).  The agents received 222,222 shares and 155,555 Agent warrants exercisable for one year after the issue date at $0.56 per share.  The Agent share and the Agent warrants issued as part of this placement have been recorded at a fair value of $100,000 and $47,070 respectively (Note 7e).

b)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain qualifying resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration in order for the subscribers to utilize the deduction for tax purposes.

During the year ended 30 April 2008, the Company renounced $4,100,612 (2007 - $6,233,834) of CEE to the flow-through shareholders.  The recovery of future income taxes of $840,801 (2007 – $1,173,486) represents the income tax effect of these renouncements (Note 9c).

c)

Exercise of Warrants and Options

i)

During the period, 890,000 warrants were exercised for gross proceeds of $106,800.

ii)

During the period, 870,100 options were exercised for gross proceeds of $167,800.

d)

Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company's board of directors.  The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

7.

Share Capital - Continued

d)

Share Purchase Options - Continued

A summary of the Company’s options at 30 April 2008 and the changes for the year are as follows:

Number outstanding 30 April 2007	Granted	Exercised	Expired / Cancelled	Number outstanding 30 April 2008	Exercise price per share	Expiry date
23,100	-	(15,100)	(8,000)	-	$0.50	15-May-07
36,665	-	-	(36,665)	-	$0.50	24-Nov-07
100,000	-	(100,000)	-	-	$0.10	26-May-08
800,000	-	(500,000)	-	300,000	$0.10	25-Jun-08
272,500	-	(35,000)	(65,000)	172,500	$0.25	10-Sep-08
1,122,500	-	(175,000)	(180,000)	767,500	$0.40	5-Nov-09
175,000	-	-	-	175,000	$0.45	29-Nov-09
102,000	-	-	(45,000)	57,000	$0.50	23-Feb-10
378,000	-	-	(20,000)	358,000	$0.58	7-Mar-10
75,000	-	-	-	75,000	$0.35	13-Jul-10
3,205,000	-	(20,000)	(95,000)	3,090,000	$0.45	14-Oct-10
200,000	-	-	-	200,000	$0.42	14-Feb-11
50,000	-	-	(50,000)	-	$0.50	21-Jul-11
25,000	-	-	-	25,000	$0.50	8-Aug-11
50,000	-	-	(50,000)	-	$0.50	22-Aug-11
80,000	-	-	-	80,000	$0.50	4-Oct-11
3,000,000	-	(25,000)	(220,000)	2,755,000	$0.50	16-Nov-11
100,000	-	-	(50,000)	50,000	$0.75	13-Feb-12
1,000,000	-	-	(25,000)	975,000	$0.74	30-Mar-12
-	100,000	-	-	100,000	$0.70	7-May-12
-	960,000	-	(175,000)	785,000	$0.62	28-Jun-12
-	10,000	-	(10,000)	-	$0.62	27-Aug-12
-	170,000	-	-	170,000	$0.45	30-Oct-12
-	100,000	-	-	100,000	$0.45	31-Oct-12
-	6,078,500	-	(390,000)	5,688,500	$0.40	20-Dec-12
-	150,000	-	-	150,000	$0.40	23-Jan-13
-	225,000	-	-	225,000	$0.40	10-Feb-13
-	600,000	-	-	600,000	$0.40	24-Mar-13
10,794,765	8,393,500	(870,100)	(1,419,665)	16,898,500

During the year, the Company granted the following options and recognized the following costs with respect to options granted:

Grant date	Granted	Exercise price	Fair Value	2008 Vested Amount
07 May 2007	100,000	$0.70	$62,051	$15,513
28 June 2007	960,000	$0.62	517,031	129,258
27 Aug 2007	10,000	$0.62	3,373	1,125
30 Oct 2007	170,000	$0.45	64,536	16,134
31 Oct 2007	100,000	$0.45	37,973	9,493
21 Dec 2007	6,078,500	$0.40	1,819,689	283,823
24 Jan 2008	150,000	$0.40	29,072	3,343
11 Feb 2008	225,000	$0.40	60,041	5,003
25 Mar 2008	600,000	$0.40	159,600	6,650
Total	8,393,500		$2,753,366	$470,342

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

7.

Share Capital - Continued

d)

Share Purchase Options - Continued

The total estimated fair value of the 8,393,500 options is $2,753,366, in which $470,342 had been vested during the year. $151,253 of the total fair value has been recorded as stock-based compensation deferred exploration expenses and $319,089 of the total fair value has been recorded as stock-based compensation expenses during the year.  The offsetting entry is to contributed surplus.

During previous years, the Company granted the following options and recognized the vested amount as follows:

Grant date	Granted	Exercise price	Fair Value	Vested Amount
13 July 2005	75,000	$0.35	$22,314	$5,579
14 Oct 2005	3,300,000	$0.45	1,031,632	254,782
14 Feb 2006	200,000	$0.42	61,704	30,852
21 Jul 2006	50,000	$0.50	13,764	6,194
08 Aug 2006	25,000	$0.50	8,302	4,151
22 Aug 2006	50,000	$0.50	12,610	4,203
04 Oct 2006	80,000	$0.50	20,626	10,313
16 Nov 2006	3,000,000	$0.50	1,263,496	621,219
13 Feb 2007	100,000	$0.75	44,240	11,060
30 Mar 2007	1,000,000	$0.74	575,026	143,756
Total	7,880,000		$3,053,714	$1,092,109

The total estimated fair value of the 7,880,000 options is $3,053,714 since the options were granted under a vesting schedule, $1,092,109 had been vested during the year. $316,185 of the total fair value has been recorded as stock-based compensation deferred exploration expenses and $775,924 of the total fair value has been recorded as stock-based compensation expenses during 2008.  The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007	2006
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	122.41%	67.72%	86.93%
Risk-free interest rate	3.94%	3.96%	3.66%
Expected life of options	5.0 years	5.0 years	5.0 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

7.

Share Capital - Continued

e)

Share Purchase Warrants

As at 30 April 2008, the following share purchase warrants are outstanding:

Number	Exercise Price	Expiry Date

555,555	$0.52	24 September 2008
3,830,438	$0.55	26 October 2008
3,814,984	$0.48	26 October 2008
160,000	$0.48	26 October 2008
4,000,000	$0.67	8 December 2008
19,519	$0.67	8 December 2008

12,380,496

During the current year, 8,360,977 common share purchase warrants having a fair value of $765,581 were issued relating to private placements.

During the previous year, 11,207,388 common share purchase warrants having a fair value of $1,351,044 were issued relating to private placements.

The fair value of the common share purchase warrants included in unit offerings is estimated on the date of issuance of the unit using the Black-Scholes option-pricing model with the following weighed average assumptions:

30 April 2008
Average risk-free interest rate	3.60%
Expected dividend yield	Nil
Expected stock price volatility	73.90%
Average expected warrant life	1 year

Pricing models require the input of highly subjective assumptions including the expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock purchase warrants.

On 12 June 2007 the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The rights issued under the Rights Plan are subject to reconfirmation at every third annual meeting of shareholders and will expire on 12 June 2017 (the “Expiration Time”). Pursuant to the Rights Plan, the Board of Directors declared a distribution of one right (a “Right”) for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the “Separation Time”) which is the close of business on the eighth trading day (or such later day as determined by the Board) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Rights Plan. To constitute a “Permitted Bid”, an offer must be made in compliance with the Rights plan and must be made to all holders of voting shares (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.  The Rights Plan received shareholder approval on 19 September 2007.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

7.

Share Capital - Continued

f)

Subscriptions received

Subscriptions received in advance consists of $102,000 cash received by the Company for 300,000 common shares that were not yet issued at 30 April 2008 (Note 14b).

8.

Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

i)

During the year, the Company paid:

	2008	2007	2006
Management fees to a company controlled by the former Chairman	$171,021	$110,704	$108,351
Rent to a company controlled by the former Chairman	$-	$23,342	$40,015
Consulting fees to a company controlled by the President	$-	$85,000	$90,000
Consulting fees to a company controlled by the former Corporate Secretary	$16,107	$30,624	$33,418
Engineering and consulting fees to the VP Exploration	$194,136	$-	$-
Consulting fees to the VP Corporate Development and director	$115,167	$55,000	$-
Accounting fees to a company controlled by the Chief Financial Officer	$38,700	$33,831	$30,370

ii)

Effective 1 February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $45,645 (2007- $18,000) has been paid/accrued to directors.  At year end, $22,510 (2007- $7,500) is owing to directors. This is due on demand and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.      Income Taxes

a)   A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2008	2007

Loss before income taxes	$(3,570,687)	$(3,002,245)
Combined Canadian and US income tax rates	30.92%	34.07%

Expected recovery	$(1,104,326)	$(1,022,881)
Items not deductible for income tax purposes	583,107	381,377
Change in valuation allowance and other	(319,582)	(531,982)

Total recovery	$(840,801)	$(1,173,486)

Represented by:
Current income tax	$-	$-
Future income tax recovery	$(840,801)	$(1,173,486)

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

9.      Income Taxes - Continued

b)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2008	2007

Future income tax assets (liabilities)
Non capital loss carry forwards	$1,965,588	$1,934,573
Capital loss carry forwards	177,088	220,355
Share issue costs	230,526	273,794
Undepreciated capital cost in excess of accounting net book value	182,339	136,477
Mineral properties	(3,360,875)	(2,817,907)

	(805,334)	(252,708)
Valuation allowance	(571,072)	(693,309)

Net future income tax liability	$(1,376,406)	$(946,017)

The Company has non-capital losses for Canadian tax purposes of $5,069,690 and net operating loss carryovers for US tax purposes of $1,133,269 available to offset against taxable income in future years, which, if unutilized, will expire through to 2028.  Subject to certain restrictions, the Company also has capital losses of $1,142,500 and resource exploration expenditures of $20,190,894 available to reduce taxable income of future years as compared to the carrying value of $31,032,425 for a temporary difference of $10,841,531.

c)

Future Income Tax Recovery

During the year, flow-through shares totalling $4,100,612 (2007 - $6,233,834) were issued, which funds are required to be spent on certain Qualifying Canadian Exploration Expenditures.  Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. This amounted to $1,271,190 (2007 - $2,119,503). However, the Company can utilize previously unrecognized future income tax assets to offset the liability to the extent available.  As at 30 April 2008, the Company had $840,801 (2007 - $1,173,486) in future income tax assets to apply.  The excess future income tax liability of $1,376,406 (2007 - $946,017) has been recorded in the financial statements.

10.

Commitments

a)

By an agreement effective 1 June 1995, the Company entered into a three-year management agreement with a company controlled by the former Chairman. During the year, this agreement was terminated with the payout agreed as one year’s compensation plus a bonus payment of six months compensation for a total payout of $153,144.

b)

Kerrisdale, Vancouver Lease

By an agreement dated 1 July 2005, the Company is committed under an operation lease, for its office premises with the following estimated lease payments to the expiration of the lease on 30 June 2010:

Amount
2009	$59,631
2010	59,631
2011 (expiry in June 2010)	9,938
Total	$129,200

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

10.

Commitments - Continued

c)

Saskatchewan Premises Lease

By an agreement dated 22 May 2007, the Company entered into an operating lease, for its office premises in Saskatchewan with the following lease payments to the expiration of the lease on 31 May 2012:

Amount
2009	$82,044
2010	82,044
2011	82,044
2012	82,044
2013 (expiry in May 2012)	6,837
Total	$335,013

d)

Downtown Vancouver Office Lease

By an agreement dated 31 July 2007, the Company entered into an office lease for premises in downtown Vancouver with the following lease payments to the expiration of the lease on 31 August 2010.

Amount
2009	$54,720
2010	54,720
2011 (expiry in August 2010)	18,240
Total	$127,680

e)

Land Lease

By an agreement dated 1 October 2007, the Company entered into a lease for land in LaRonge, Saskatchwan with the following lease payments to the expiration of the lease on 31 May 2021.

Amount
2009	$629
2010	629
2011	629
2012	629
Thereafter (expiry in May 2021)	5,661
Total	$8,177

f)

By agreement dated 3 May 2008, the Company agreed to pay the President and VP Corporate Development $165,000 each annually for 5 years.  The fee shall be increased annually at the discretion of the Company’s compensation committee, and not less than the annual percentage rate of inflation or five percent whichever is greater.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

11. Interests in Joint Ventures

The Company’s proportionate share of the assets, liabilities and cash flows of its joint ventures included in these consolidated financial statements are as follows:

2008
Current assets	$1,066,925
Mineral property costs	4,125,676
Current liabilities	-

Revenues	10,725
Expenses	113

Cash flows from operating activities	10,612
Cash flows from financing activities	2,478,261
Cash flows used in investing activities	(1,421,948)

At 30 April 2008, the Company’s interests in the CanAlaska Korean Uranium Joint Venture related to the Cree East project and Rise and Shine Joint Venture related to the Rise and Shine New Zealand properties are 82.6% and 71.5% respectively.

12.

Segmented Information

The Company operates in one industry segment, being exploration.  Details on a geographic basis at 30 April 2008 are as follows:

Details on a geographic basis at 30 April 2008 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$42,158,876	$-	$848,344	$43,007,220
Capital Expenditures	$15,046,597	$2,795	$165,279	$15,214,671
Comprehensive Loss for the Year	$(2,679,354)	$(4,414)	$(406,453)	$(3,090,221)

Details on a geographic basis at 30 April 2007 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$32,181,384	-	$1,026,054	$33,207,438
Capital Expenditures	$9,579,567	2,468	$313,133	$9,895,168
Loss for the Year	$(259,852)	(1,237,562)	$(331,345)	$(1,828,759)

Details on a geographic basis at 30 April 2006 are as follows:

	Canada	U.S.A.	New Zealand	Total
Assets	$16,489,614	$1,358,679	$973,909	$18,822,102
Capital Expenditures	$6,742,770	$10,768	$669,146	$7,483,416
Loss for the Year	$(328,159)	$-	$-	$(328,159)

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

13.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The United States Securities and Exchange Commission (“SEC”) requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the United States.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material, except as follows:

a)

SEC staff have interpreted US GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property.  Accordingly, for US GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist. Under Canadian GAAP, such costs have been deferred.  For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For US GAAP, these costs would be characterized as operating activities.

b)

Under United States GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release, at the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  Shares previously held in escrow were performance shares which were issued to certain directors who reorganized the Company’s business affairs and raised financing sufficient to fund the Company’s business plan.

c)

Under United States GAAP, available-for-sale securities are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate   shareholders’ equity category named comprehensive income.  Once the investment is sold, the   comprehensive income for that investment is cleared out to income.  Under Canadian GAAP,   available-for-sale securities are reported at fair value based on quoted market price.  There is no   comprehensive income category in Canada prior to the adoption of CICA 3835, “Financial   Instruments – Recognition and measurement” and CICA 1530, “Comprehensive Income”.

d)

Under Canadian GAAP a premium to market on the issuance of flow-through shares would be recorded in share capital. For U.S. GAAP purposes, SFAS 109, “Accounting for Income Taxes”,   the proceeds should be allocated between the offering of the shares and the sale of tax benefits   when the shares are offered. The allocation is made based on the difference between the quoted   price of the shares and the amount the investor pays for the flow-through shares. A future tax   liability is recognized for the premium paid by the investors and is then recognized as a future   income tax recovery in the period of renunciation.

For Canadian GAAP purposes, the Company records a future income tax liability and a corresponding reduction of share capital in respect of flow-through share financing.  For US GAAP purposes no such entry is recorded.

e)

Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method.  Under US GAAP, investments in joint ventures are accounted for using the equity method.  The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders’ equity.  As allowed under the SEC rules applicable to Form 20-F, no adjustment has been made for this difference.

Please refer to Note 11 for a summary of the Company’s proportionate share of the financial position, operating results and cash flows of its joint ventures under Canadian GAAP.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

13.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) – Continued

f)

Restricted cash

Under US GAAP, funds raised from the issuance of flow-through shares, which have not yet been disbursed on qualifying exploration expenditures, would be disclosed as restricted cash and excluded from current assets.  Accordingly, cash and cash equivalents under US GAAP would be reduced by $Nil at 30 April 2008, $Nil at 30 April 2007 and $2,599,384 at 30 April 2006.

g)

The impact of the above differences between Canadian and United States GAAP on the reported assets of the Company is as follows:

	Years Ended 30 April
	2008	2007	2006
			(As restated)
Total assets as reported - Canadian GAAP	$43,007,220	$33,207,438	$18,822,101
Write-off of mineral exploration costs	(30,503,825)	(17,885,208)	(10,403,905)
Fair value adjustment on available-for-sale investments	-	526,147	506,600
Total assets as reported - United States GAAP	$12,503,395	$15,848,377	$8,924,796

h)

The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Years Ended 30 April
	2008	2007	2006 (As restated)
Loss for the year as reported	$(2,729,886)	$(1,828,759)	$(328,159)
Write-off of mineral property exploration costs, net of future income taxes (Note 13a)	(12,618,617)	(7,481,303)	(7,180,785)
Premium on flow through shares (Note 13d)	157,931	35,005	-
Future tax recovery (Note 13d)	(840,801)	(1,173,486)	(1,435,610)
Primary loss for the year in accordance with United States GAAP	$(16,031,373)	$(10,448,543)	$(8,944,554)
Primary loss per share for the year in accordance with United States GAAP	$(0.14)	$(0.12)	$(0.16)

i)

The impact of the above differences between Canadian and United States GAAP on other comprehensive income (loss) for the period is as follows:

	Years Ended 30 April
	2008	2007	2006
			(As restated)
Primary loss for the year in accordance with United States GAAP	$(16,031,373)	$(10,448,543)	$(8,944,554)
Other comprehensive income (loss): Adjustment for unrealized holding gain (loss) on portfolio investments	(360,335)	19,547	406,926
Comprehensive (loss) as reported - United States GAAP	$(16,391,708)	$(10,428,996)	$(8,537,628)

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

13.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) – Continued

j)

The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended 30 April
	2008	2007	2006
			(As restated)
Deficit - As reported	$(23,819,198)	$(21,089,312)	$(19,260,553)
Stock compensation expense on release of performance shares (Note 13b)	(442,500)	(442,500)	(442,500)
Write-off of mineral exploration costs, net of future income taxes (Note 13a)	(29,127,419)	(16,939,191)	(10,403,905)
Premium on flow-through shares (Note 13d)	192,936	35,005	-
Future tax recovery (Note 13d)	(5,360,603)	(4,089,413)	(1,969,910)
Deficit in accordance with United States GAAP	$(58,556,784)	$(42,525,411)	$(32,076,868)

k)

The impact of the above differences between Canadian and United States GAAP on the statement of cash flows, as reported, is as follows:

	Years Ended 30 April
	2008	2007	2006 (As restated)
Cash used in operating activities under Canadian GAAP	$(2,136,487)	$(3,250,196)	$(1,802,085)
Mineral property exploration and development expenditures , net of recoveries and option payments received (Note 13a)	(7,364,883)	(7,960,874)	(7,250,411)
Cash used in operating activities under United States GAAP	$(9,501,370)	$(11,211,070)	$(9,052,496)
Cash used in investing activities under Canadian GAAP	$(7,946,074)	$(8,763,736)	$(7,236,246)
Mineral property exploration and development expenditures, net of recoveries and option payments received (Note 13a)	7,364,883	7,960,874	7,250,411
Flow-through funds not disbursed during the year (Note 13f)	-	-	(2,599,384)
Flow-through funds realized from previous year (Note 13f)	-	2,599,384	934,725
Cash used in (generated from) investing activities under United States GAAP	$(581,191)	$1,796,522	$(1,650,494)
Cash generated by financing activities under Canadian and United States GAAP	$7,158,122	$15,341,703	$12,851,180
Cash and cash equivalents end of year under Canadian GAAP	$7,151,603	$10,076,042	$6,748,271
Restricted cash - Flow-through shares (Note 13f)	-	-	(2,599,384)
Cash and cash equivalents end of year under United States GAAP	$7,151,603	$10,076,042	$4,148,887

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

13.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) – Continued

l)

The impact of the above differences between Canadian and United States GAAP on the consolidated statements of changes in shareholders’ equity, as reported, are as follows:

	Common Shares		Accumulated	Contributed	Accumulated
	Number	Amount	Deficit	Surplus	Comprehensive
			(As restated)	(As restated)	Income	Total
Shareholders’ equity balance as reported at 30 April 2006	77,127,238	$36,560,885	$(19,260,553)	$1,243,489	$-	$18,543,821
Stock compensation expense on release of performance stock (Note 13b)	-	-	(442,500)	442,500	-	-
Write-off of mineral exploration costs (Note 13a)	-	-	(10,403,905)	-	-	(10,403,905)
Unrealized holding gains on short-term investments (Note 13c)	-	-	-	-	506,600	506,600
Future tax recovery (Note 13d)	-	1,969,910	(1,969,910)	-	-	-
Shareholders’ equity in accordance with United States GAAP at 30 April 2006	77,127,238	$38,530,795	$(32,076,868)	$1,685,989	$506,600	$8,646,516
Shareholders’ equity balance as reported at 30 April 2007	107,697,758	$48,864,211	$(21,089,312)	$3,152,962	$-	$30,927,861
Stock compensation expense on release of performance stock (Note 13b)	-	-	(442,500)	442,500	-	-
Write-off of mineral exploration costs, net of future income taxes (Note 13a)	-	-	(16,939,191)	-	-	(16,939,191)
Unrealized holding gains on short-term investments (Note 13c)	-	-	-	-	526,147	526,147
Premium on flow-through share (Note 13d)	-	(35,005)	35,005	-	-	-
Future tax recovery (Note 13d)	-	4,089,413	(4,089,413)	-	-	-
Shareholders’ equity in accordance with United States GAAP at 30 April 2007	107,697,758	$52,918,619	$(42,525,411)	$3,595,462	$526,147	$14,514,817
Shareholders’ equity balance as reported at 30 April 2008	125,869,814	$54,079,214	$(23,819,198)	$8,586,055	$165,812	$39,011,883
Stock compensation expense on release of performance stock (Note 13b)	-	-	(442,500)	442,500	-	-
Write-off of mineral exploration costs, net of future income taxes (Note 13a)	-	-	(29,127,419)	-	-	(29,127,419)
Premium on flow-through share (Note 13d)	-	(192,936)	192,936	-	-	-
Future tax recovery (Note 13d)	-	5,360,603	(5,360,603)	-	-	-
Shareholders’ equity in accordance with United States GAAP at 30 April 2008	125,869,814	$59,246,881	$(58,556,784)	$9,028,555	$165,812	$9,884,464

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

13.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) – Continued

m)

New Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board (the “FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 163, Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60 (“SFAS No. 163”).  SFAS No. 163 provides enhanced guidance on the recognition and measurement to be used to account for premium revenue and claim liabilities and related disclosures and is limited to financial guarantee insurance (and reinsurance) contracts, issued by enterprises included within the scope of FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises.  SFAS No. 163 also requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation.  SFAS No. 163 is effective for financial statements issued for fiscal years and interim periods beginning after 15 December 2008, with early application not permitted.  The Company does not expect SFAS No. 163 to have an impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”).  SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) for nongovernmental entities.  Prior to the issuance of SFAS No. 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles (“SAS No. 69”).  SAS No. 69 has been criticized because it is directed to the auditor rather than the entity.  SFAS No. 162 addresses these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity, not its auditor, that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP.  SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.  The Company does not expect SFAS 162 to have a material effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“SFAS No. 161”).  SFAS No. 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows.  SFAS No. 161 applies to all derivate instruments within the scope of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”).  It also applies to non-derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS No. 133.  SFAS No. 161 is effective prospectively for financial statements issued for fiscal years beginning after 15 November 2008, with early application encouraged.  The Company is currently evaluating the new disclosure requirements of SFAS 161 and the potential impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after 15 December 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141(R) on its consolidated results of operation and financial condition.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

13.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) – Continued

m)

New Accounting Pronouncements - continued

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”).  SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  SFAS No. 160 is effective for fiscal years beginning after 15 December 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated results of operation and financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 allows the company to choose to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the requirements of SFAS 159 and the potential impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires an employer that sponsors one or more single-employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS 87, “Employers’ Accounting for Pensions”, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS 158 is effective for the Company’s fiscal year ending April 30, 2007.  The adoption of SFAS No. 158 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on May 1, 2008. The Company is currently reviewing the impact of this statement.

CanAlaska Uranium Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 April 2008 and 2007
Canadian Funds

14. Subsequent Events

a)

Misty, Manitoba Property

During the year, the Company applied for certain mineral exploration licences, known as the Misty property.

By way of an Option Agreement dated 23 May 2008, the Company optioned to Great West Minerals Group Ltd. (“Western”) a 51% interest in the Misty property.

Western may exercise its option to earn a 51% interest in the property by making payments, issuing shares and making exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
Upon grant of licence	$10,000	100,000	$-
On or prior to1st anniversary of grant of licence	10,000	100,000	150,000
On or prior to 2nd anniversary of grant of licence	10,000		100,000
On or prior to 3rd anniversary of grant of licence	10,000		100,000
On or prior to 4th anniversary of grant of licence	10,000		100,000
On or prior to 5th anniversary of grant of licence	50,000		2,550,000
On or prior to 6th anniversary of grant of licence			3,000,000
Total	$100,000	200,000	$6,000,000

The Company will act as operator of the project until Western has a vested 51% interest, at which time Western may become the operator.

b)

The Company issued 10,922,660 flow-through units at a price of $0.34 per unit for gross proceeds of $ 3,713,704 (Note 7f). Each unit consists of one flow-through common share in the capital of the Company and one-half of one non-transferable, share purchase warrant. Each whole warrant entitles the holder to purchase one additional flow-through common share or, at the election of the investor, one non flow-through common share for a period of two years from the closing date at a price of $0.50 per warrant share.

In connection with this closing, the Company has paid as finder's fees an aggregate $178,825 in cash, and has issued 441,176 common shares and 345,589 warrants. Each warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.50 per share for a period of two years from the closing date.

c)

Subsequent to year end, 300,000 options were exercised at an exercise price of $0.10 per share.

15. Comparative Figures

Certain comparative figures have been adjusted to conform to the current year’s presentation.